UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
001-33666
CUSIP NUMBER
03957W106

(Check One): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

     ☐ Form N-CSR

For period ended: September 30, 2016
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Archrock, Inc.
Full Name of Registrant

Former Name if Applicable

16666 Northchase Drive
Address of Principal Executive Office (Street and Number)

Houston, Texas 77060
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

As previously reported, on November 3, 2015, Archrock, Inc. (formerly named Exterran Holdings, Inc.) completed the spin-off (the “Spin-off”) of its international contract operations, international aftermarket services and global fabrication businesses into a standalone public company operating as Exterran Corporation. Since the completion of the Spin-off, Archrock and Exterran Corporation have been independent, publicly traded companies.

As announced in a Current Report on Form 8-K filed on April 26, 2016, Archrock’s management and the Audit Committee of its Board of Directors are in the process of determining the impact to Archrock’s pre-Spin-off historical financial statements of Exterran Corporation’s identification of possible errors relating to the application of percentage-of-completion accounting principles to specific engineering, procurement and construction projects in the Middle East by its Belleli subsidiary, as described in Exterran Corporation’s Form 8-K filed on April 26, 2016. Based on the information provided by Exterran Corporation, Archrock does not believe the matters identified relate to Archrock’s ongoing operations. Exterran Corporation's results of operations have been reported as income from discontinued operations, net of tax, in Archrock’s consolidated statement of operations for all periods presented in Archrock's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Because the investigation into the matter and the process of determining the impact to Archrock’s pre-Spin-off historical financial statements is ongoing, Archrock is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 by the required filing date. At this time, Archrock does not expect that the Form 10-Q for the quarter ended September 30, 2016 will be filed on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David S. Miller	(281)	836-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐     No ☒

Quarterly Report on Form 10-Q for the quarter ended March 31, 2016
Quarterly Report on Form 10-Q for the quarter ended June 30, 2016

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 31, 2016, Archrock issued a press release containing an operational update for the quarter ended September 30, 2016. A copy of the press release was furnished as Exhibit 99.1 to Archrock’s Current Report on Form 8-K dated November 1, 2016.

As disclosed in the press release, Archrock reported a net loss from continuing operations of $10.0 million in the third quarter of 2016 compared to $2.4 million in the second quarter of 2016, and $17.9 million in the third quarter of 2015. Archrock’s contract operations revenue was $156.6 million in the third quarter of 2016, compared to $163.0 million in the second quarter of 2016, and $191.7 million in the third quarter of 2015. Aftermarket services revenue was $39.3 million in the third quarter of 2016 compared to $41.2 million in the second quarter of 2016, and $57.2 million in the third quarter of 2015. Selling, general and administrative expenses were $25.9 million in the third quarter of 2016 compared to $28.1 million in the second quarter of 2016, and $32.6 million in the third quarter of 2015.

Based on its limited partner and general partner interests in Archrock Partners, L.P., Archrock will receive a cash distribution of $7.1 million for the third quarter of 2016 compared to $7.1 million for the second quarter of 2016. Archrock announced in the October 31, 2016 press release that its Board of Directors declared a dividend of $0.12 per share of common stock, to be paid in November 2016. The dividend paid for the second quarter of 2016 was $0.095 per share.

The press release provided the following selected operating results for the for the three months ended September 30, 2016 and comparable prior periods:

ARCHROCK, INC.
SELECTED UNAUDITED CONSOLIDATED OPERATING RESULTS
(In thousands)

	Three Months Ended
	September 30,	June 30,	September 30,
	2016	2016	2015

Revenues:
Contract operations	$156,599	$162,973	$191,692
Aftermarket services	39,250	41,172	57,171
	195,849	204,145	248,863

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	59,776	58,866	77,927
Aftermarket services	32,750	34,353	45,437
Selling, general and administrative	25,874	28,080	32,621
Depreciation and amortization	52,068	51,896	58,087
Long-lived asset impairment	16,713	13,808	19,933
Restructuring and other charges	4,689	3,004	289
Interest expense	21,365	21,177	27,996
Other (income) loss, net	(2,470)	(181)	2,155
	210,765	211,003	264,445
Loss before income taxes	(14,916)	(6,858)	(15,582)
Provision for (benefit from) income taxes	(4,878)	(4,500)	2,367
Loss from continuing operations	$(10,038)	$(2,358)	$(17,949)

The foregoing financial information is preliminary and unaudited and may be subject to change in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 when filed, including, without limitation, as a result of the investigation described above.

Forward-Looking Statements

All statements in this notification other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Archrock’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: Archrock’s financial and operational strategies and ability to successfully effect those strategies; Archrock’s expectations regarding the potential impact on Archrock’s pre-Spin historical financial statements of the matters described in Archrock’s April 26, 2016, May 3, 2016, August 4, 2016 and November 1, 2016 Form 8-Ks; Archrock’s expectations regarding future economic and market conditions; Archrock’s financial and operational outlook and ability to fulfill that outlook; demand for Archrock’s services; Archrock’s cost reduction plans; statements about the timing of filing the Form 10-Q; statements about Archrock’s dividends; expectations regarding Archrock Partners’ fourth quarter 2016 distribution; statements about the expected completion of the drop-down transaction with Archrock Partners and the timing of the closing; and the anticipated benefits of the transaction to Archrock.

While Archrock believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: any direct or indirect impact of the matters described in Archrock’s April 26, 2016, May 3, 2016, August 4, 2016 and November 1, 2016 Form 8-Ks on its operating results or financial condition, including the impact of a restatement of historical financial statements, if this is determined to be required; Archrock's ability to come into compliance with its SEC filing obligations; local, regional and national economic conditions and the impact they may have on Archrock and its customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s customers; any non-performance by customers of their contractual obligations; changes in safety, health, environmental and other regulations; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in the Archrock Annual Report on Form 10-K for the year ended December 31, 2015, and those set forth from time to time in Archrock’s filings with the Securities and Exchange Commission, which are available at www.archrock.com. Except as required by law, Archrock expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

Archrock, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2016	By:	/s/ David S. Miller
David S. Miller Senior Vice President and Chief Financial Officer